UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-171547 333-171547-01 CUSIP NUMBER 19686TAA5 19686TAC1

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I — REGISTRANT INFORMATION

Colt Defense LLC Colt Finance Corp.
Full Name of Registrant

Not Applicable
Former Name if Applicable

547 New Park Avenue
Address of Principal Executive Office (Street and Number)

West Hartford, CT 06110
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Colt Defense LLC (the “Company”) and Colt Finance Corp. (“Colt Finance” and, together with the Company, the “Registrants”) have determined that they are not able to file their Annual Report on Form 10-K for the year ended December 31, 2014 within the prescribed time period without unreasonable effort or expense for the reasons described below.  The Form 10-K cannot be finalized until the Company completes: (i) its review of the impact of the historical incorrect pension benefit calculations previously disclosed in its Form 8-K filed on February 10, 2015, (ii) its annual tests for impairment of goodwill and indefinite-lived intangible assets and (iii) its financial closing procedures including completion of the preparation and review of the Company’s Form 10-K.

As previously disclosed in the Registrants’ Current Report on Form 8-K filed on February 10, 2015, the Company has determined that pension benefits for certain retirees that were hourly employees (“bargaining unit retirees”) covered by the “Colt Retirement Defined Benefit Plan”  (the “CRDBP”) have been calculated incorrectly since the inception of the pension plan in 1990.  The Company believes that any calculation error is limited to pension benefits provided to bargaining unit retirees that retired after the Company’s normal retirement age of 65.  The Company is working with its external actuarial pension plan consultant to determine which bargaining unit retirees have been affected and to quantify the effect of any calculation error.  Any error in individual bargaining unit retiree liability calculation, or any shortfall in historical benefit payments, has the potential to increase the overall liabilities of the CRDBP.  At this time, the Company cannot quantify the impact of any historical incorrect benefit calculations but  management currently estimates that the CRDBP projected benefit obligation and accrued liabilities as of December 31, 2014 are understated by approximately $4.0 to $4.5 million in aggregate.  This range is the Company’s current best estimate, is exclusive of any penalties and is based on facts known as of the date of this filing and such range and facts could change materially as we finalize our evaluation of this matter.  The Company is continuing to evaluate the impact of the historical incorrect benefit calculations to calculate the impact.

The Company tests goodwill and indefinite-lived intangible assets for impairments annually as of the beginning of its fourth fiscal quarter, or immediately if conditions indicate that goodwill, an indefinite-lived intangible asset or other intangible asset impairment could exist.  While the Company is working with its external valuation consultant to finalize its annual evaluation of its goodwill and indefinite-lived intangible assets for impairment, at this time, the evaluation is not yet complete. The Company has preliminarily determined, through its Step I goodwill impairment analysis, that the fair value of the Company’s West Hartford reporting unit is less than its carrying value.  The reduction in the fair value of the Company’s West Hartford reporting unit is a result of decreased revenue and earnings projections as a result of the decline in market demand for the Company’s commercial modern sporting rifle (“MSR”), declines in demand for the Company’s commercial handguns and delays in the timing of U.S. Government and certain international sales.  The Company is currently working to complete Step II of the goodwill impairment analysis to determine the actual amount of a non-cash impairment charge and determine if any other long-lived assets may be impacted.  As of September 28, 2014 the carrying value of the goodwill, indefinite-lived intangible assets and long-lived assets associated with the Company’s West Hartford reporting unit are $41.1 million, $50.1 million and $30.8 million, respectively.

For the foregoing reasons, the Registrants do not currently expect to file the Annual Report on Form 10-K within the fifteen calendar day extension period provided under Rule 12b-25 and at this time, the Registrants are unable to provide an expected date on which they plan to file the Annual Report on Form 10-K.

The Company’s failure to deliver its annual financial statements for the fiscal year ended December 31, 2014 constitutes an event of default under the terms of its $33.0 million senior secured credit facility with Cortland Capital Market Services LLC, as agent (the “Credit Agreement”).   The Company has obtained a waiver of the event of default from the requisite lenders under the Credit Agreement until April 3, 2015.  The failure to deliver financial statements also results in a default under the terms of the Company’s $70.0 million senior secured term loan facility with Wilmington Savings Fund Society, FSB as agent, and Morgan Stanley Senior Funding Inc., as lender (the “MS Term Loan”).  Under the MS Term Loan, the failure to deliver financial statements does not become an event of default until April 3, 2015.  If the Company does not deliver its annual financial statements by April 3, 2015 and does not obtain additional waivers from the lenders under the Credit Agreement and MS Term Loan, the required lenders could accelerate debt under the Credit Agreement or MS Term Loan by providing notice to the Company of such acceleration.  The Company is engaged in discussions with its lenders regarding obtaining such additional waivers.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott Flaherty	(860)	244-1388
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No
	N/A
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates revenue for the year ended December 31, 2014 to be approximately $190 million which is a decrease of approximately 30% from the year ended December 31, 2013.  The decrease in revenue was a result of the decline in market demand for the Company’s commercial modern sporting rifle (“MSR”), declines in demand for the Company’s commercial handguns and delays in the timing of U.S. Government and certain international sales.

The Company anticipates that its 2014 full year results will be impacted by the following items:

a.              a fourth quarter non-cash impairment charge to operating income related to goodwill and indefinite-live intangible assets as the Company works to finalize its annual tests for impairment;

b.              approximately $9.5 million of M240 machine gun program contract related charges as the Company continued to assess the M240 machine gun program accruals and inventory reserves during 2014;

c.               a fourth quarter non-recurring expense of approximately $6.7 million related to the abnormally low production levels in the Company’s factory given the decline in market demand for the Company’s MSR’s, handguns and delays in the timing of U.S. Government and certain international sales;

d.              a fourth quarter write-down of inventory of approximately $1.4 million related to a physical inventory observation for the Company’s West Hartford facility as of December 31, 2014;

e.               approximately $9.5 million of depreciation and amortization resulting from the inclusion of the full year of results of New Colt Holding Corp. and its operating subsidiary, Colt’s Manufacturing Company LLC. acquired in July 2013;

f.                approximately $39.1 million of interest expense including $4.3 million of cash interest expense paid in the fourth quarter to the Company’s then existing term loan lenders in relation to a prepayment premium of the then existing term loan and $2.9 of non-cash interest expense recognized in the fourth quarter related to the write-off of deferred financing and debt discount associated with the existing term loan; and

g.               approximately $2.3 million of severance costs incurred.

Given the results described above the Company expects to report a net loss for the year ended December 31, 2014 and does not expect to record or pay any member distributions.  The Company expects to have income tax expense of approximately $1.6 million of which $1.4 million relates to the deferred tax liability recorded by Colt International Cooperatief U.A. during the three months ended September 28, 2014 on the undistributed earnings of Colt Canada due to the fact that the Company no longer considers Colt Canada’s earnings permanently reinvested due to the Company’s liquidity position.

As previously disclosed in the Company’s 8-K filed on February 10, 2015 the Company and certain of its subsidiaries entered into a Credit Agreement (“Credit Agreement”) dated as of February 9, 2015 with Cortland Capital Market Services LLC (“Cortland”), as agent, and certain lenders party thereto.   Absent the Company achieving its internal forecast for 2015 and the successful execution of management’s strategy, including addressing other long-term debt such as the Company’s senior notes issued on November 10, 2009 the Company believes it is probable that it may not have sufficient cash and cash equivalents on-hand to meet its obligations as they come due over the next 12 months, including the Company’s May 15, 2015 Senior Notes interest payment of approximately $10.9 million.  This factor raises substantial doubt about the Company’s ability to continue as a going concern.

The above financial data is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures.  Moreover, this data has been prepared on the basis of currently available information.  The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data.  This data does not constitute a comprehensive statement of the Company’s financial results for the period or year ended December 31, 2014, and the Company’s final numbers for this data may differ materially from these estimates.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about the Registrants’ expectations, beliefs, plans, objectives, assumptions or future events or Registrants’ future financial performance and/or operating performance are not statements of historical fact and reflect only the Registrants’ current expectations regarding these matters. These statements are often, but not always, made through the use of words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “predict,” “potential,” “estimate,” “plan,” “probable” or variations of these words or similar expressions. These statements inherently involve a wide range of known and unknown uncertainties.  The Registrants’ actual actions and results may differ materially from what is expressed or implied by these statements. Factors that could cause such a difference include, but are not limited to, those set forth as “Risk Factors” in the Registrants’ Annual Report on Form 10-K/A for the fiscal year ended December 31, 2013, which was filed with the Securities and Exchange Commission on September 15, 2014, as updated by the Registrants’ Quarterly Report on Form 10-Q/A for the quarter ended September 28, 2014, which was filed with the Securities and Exchange Commission on December 2, 2014. Given these factors, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance nor use historical trends to anticipate results or trends in future periods. The Registrants expressly disclaims any obligation or intention to provide updates to the forward-looking statements and estimates and assumptions associated with them.

Colt Defense LLC

Colt Finance Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2015	By	/s/ Scott Flaherty
Name: Scott Flaherty
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).